UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    6)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

James Cahillane Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Virgin Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,819,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,819,260

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,819,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Virgin Group Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,819,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,819,260

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,819,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person OO (Limited liability company)

CUSIP No. 92766K106	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Corvina Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,819,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,819,260

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,819,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Virgin Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,819,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,819,260

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,819,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	Schedule 13G	Page 5 of 9

1	Names of Reporting Persons Sir Richard Branson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,819,260
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,819,260

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,819,260
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person IN

CUSIP No. 92766K106	Schedule 13G	Page 6 of 9

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed with United States Securities and Exchange Commission on November 4, 2019 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

10b5-1 Plan

On March 12, 2021, VIL entered into a 10b5-1 plan (the “10b5-1 Plan”), pursuant to which Credit Suisse (USA) LLC (the “Broker”) has been appointed to sell shares of Common Stock sufficient to generate at least $150 million in proceeds to VIL and may sell additional shares based on the market price of the Common Stock. VIL reserves the right to terminate the 10b5-1 Plan or the appointment of the Broker at any time. Following a 30-day cooling off period, sales pursuant to the 10b5-1 Plan commenced on April 12, 2021.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as an exhibit to this Amendment No. 6 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of April 14, 2021, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 236,944,263 shares of Common Stock outstanding as of February 22, 2021:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Virgin Investments Limited	56,819,260	24.0%	0	56,819,260	0	56,819,260
Virgin Group Investments, LLC	56,819,260	24.0%	0	56,819,260	0	56,819,260
Corvina Holdings Limited	56,819,260	24.0%	0	56,819,260	0	56,819,260
Virgin Group Holdings Limited	56,819,260	24.0%	0	56,819,260	0	56,819,260
Sir Richard Branson	56,819,260	24.0%	0	56,819,260	0	56,819,260

(1)

Does not include shares held by SCH Sponsor Corp. (the “Sponsor”), Chamath Palihapitiya and Aabar. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Sponsor, Mr. Palihapitiya and Aabar.

CUSIP No. 92766K106	Schedule 13G	Page 7 of 9

VIL is the record holder of the securities reported herein. VGIL is the sole shareholder of VIL. VGIL’s sole managing member is Corvina, whose sole shareholder is VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by VIL.

Sir Richard Branson owns and has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VGHL.

(c) From April 12, 2021 through April 14, 2021, the Reporting Persons disposed of 5,584,000 shares of Common Stock, in a series of transactions pursuant to the 10b5-1 Plan at prices ranging from $26.41 to $28.91 per share in open market transactions on the New York Stock Exchange. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Weighted Average Price Per Share
April 12, 2021	1,900,000	$26.979
April 13, 2021	2,200,000	$26.9126
April 14, 2021	1,484,000	$26.8585

Except for the foregoing and the transaction described in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.

(d)	None.

CUSIP No. 92766K106	Schedule 13G	Page 8 of 9

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 10b5-1 Plan and is incorporated herein by reference. A copy of the 10b5-1 Plan is attached as an exhibit to this Amendment No. 6 and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
13	10b5-1 Plan, dated March 12, 2021

CUSIP No. 92766K106	Schedule 13G	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2021

VIRGIN INVESTMENTS LIMITED

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP INVESTMENTS LLC

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By: /	s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

SIR RICHARD BRANSON

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact